## General Government Securities Money Market Fund
## Statement of Investments
## February 28, 2005  (Unaudited)

| U.S. Government Agencies-100.1% | Annualized Yield on Date of Purchase  (%) | Principal Amount  ($) | Value ($) |
|---|---|---|---|
| Federal Farm Credit Banks, Consolidated | | | |
|   Systemwide Floating Rate Notes | | | |
|   11/23/2005 | 2.56  a | 110,000,000 | 110,004,389 |
|   6/1/2006 | 2.54  a | 100,000,000 | 100,000,000 |
| Federal Home Loan Banks, | | | |
|   Discount Notes | | | |
|   3/1/2005 | 2.51 | 336,900,000 | 336,900,000 |
|   4/1/2005 | 2.03 | 50,000,000 | 49,963,757 |
|   4/8/2005 | 2.51 | 115,025,000 | 114,721,462 |
| Federal Home Loan Banks, Floating Rate Notes | | | |
|   4/11/2006 | 2.56  a | 100,000,000 | 99,933,228 |
| Federal Home Loan Banks, Notes | | | |
|   4/29/2005 | 1.35 | 50,000,000 | 50,000,000 |
| Federal National Mortgage Association, | | | |
|   Discount Notes | | | |
|   4/1/2005 | 2.51 | 250,000,000 | 249,461,805 |
|   4/6/2005 | 2.53 | 171,332,000 | 170,900,757 |
| Federal National Mortgage Association, | | | |
|   Floating Rate Notes | | | |
|   3/10/2005 | 2.52  a | 50,000,000 | 50,000,000 |
| | | | |
| **Total U.S. Government Agencies** | | | |
| (cost $1,331,885,398) | | | **1,331,885,398** |
| | | | |
| **Total Investments (cost $ 1,331,885,398)** | | **100.1%** | **1,331,885,398** |
| **Liabilities, Less Cash and Receivables** | | **(.1%)** | **(973,438)** |
| **Net Assets** | | **100.0%** | **1,330,911,960** |

a   Variable interest  rate - subject to periodic change.

  Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
  and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.

**General Treasury Prime Money Market Fund**
**Statement of Investments**

**February 28, 2005  (Unaudited)**

| U.S. Treasury Bills - 99.9% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value  ($) |
|---|---|---|---|
| 3/3/2005 | 2.11 | 1,300,000 | 1,299,848 |
| 3/10/2005 | 2.31 | 3,000,000 | 2,998,268 |
| 3/17/2005 | 2.08 | 4,300,000 | 4,296,044 |
| 3/24/2005 | 2.19 | 8,000,000 | 7,988,858 |
| 3/31/2005 | 2.27 | 7,830,000 | 7,815,229 |
| 4/7/2005 | 2.00 | 1,570,000 | 1,566,805 |
| 4/28/2005 | 2.06 | 2,000,000 | 1,993,427 |
| **Total U.S. Treasury Bills** | | | |
| **(cost $27,958,479)** | | | **27,958,479** |
| | | | |
| **Total Investments (cost $27,958,479)** | | **99.9%** | **27,958,479** |
| **Cash and Receivables (Net)** | | **0.1%** | **33,312** |
| **Net Assets** | | **100.0%** | **27,991,791** |

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual*

*and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.*